FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued: Thursday 29 January 2009, London, UK & Philadelphia, US - LSE announcement

GSK announces charges for legal matters

GlaxoSmithKline plc (GSK) today announced that it will record a legal charge in the fourth quarter of 2008 of $400 million (£278 million) relating to an ongoing investigation initiated by the US Attorney's Office in Colorado into the Group's US marketing and promotional practices for several products for the period 1997 to 2004. This charge is in addition to legal charges for other matters to be taken in the fourth quarter.

This decision reflects the current status of the investigation, and is based upon the company's most recent evaluation of the matter. GSK is co-operating fully with the investigation.  The ultimate liability related to the investigation may vary from the amount provided as it is dependent upon the outcome of the investigatory process and potential litigation.

This charge was not included in the assumptions made by the company for provision of legal matters when determining its earnings guidance for 2008. Excluding the effect of this charge, the company's performance remains in line with its previously announced guidance of a mid-single digit percentage decline in 2008 business performance EPS at constant exchange rates.

GSK now expects to incur a total legal charge in the fourth quarter of 2008 of £517 million (Q4 2007: £62 million), leading to a total legal charge for the full year of £611 million (FY 2007: £255 million).

GSK will announce its full year results for 2008 on 5 February 2009.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit  www.gsk.com

S M Bicknell
Company Secretary

29 January 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 29,  2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc